UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

TCW Spirit Direct Lending LLC

(Name of Issuer)

Limited Liability Company Units

(Title of Class of Securities)

N/A

(CUSIP Number)

Motor Trades Association of Australia Superannuation Fund Pty Ltd

GPO Box 1547

Hobart, TAS 7001, Australia

Attention: Andrew Woodberry

+61 3 7042 2723

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 31, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS Motor Trades Association of Australia Superannuation Fund Pty Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,985,640
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,985,640
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,985,640
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 99.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1	NAMES OF REPORTING PERSONS Spirit Super
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,985,640
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,985,640
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,985,640
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 99.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1.	Security and Issuer.

Title and class of equity securities: Limited Liability Company Units

Name and address of the principal executive offices of the issuer:

TCW Spirit Direct Lending LLC

200 Clarendon Street, 51st Floor

Boston, MA 02117

Item 2.	Identity and Background.

(a) Name of Person Filing

Motor Trades Association of Australia Superannuation Fund Pty Ltd.

Spirit Super

(b) Address of Principal Business Office or, if none, Residence

Motor Trades Association of Australia Superannuation Fund Pty Ltd. as trustee for Spirit Super

GPO Box 1547, Hobart, TAS 7001, Australia

(c) Occupation or Employment

Motor Trades Association of Australia Superannuation Fund Pty Ltd. is performing the functions of and serving as trustee for Spirit Super. The principal business of Spirit Super is as a superannuation (retirement) fund.

(d) – (e) During the last five years, neither to Spirit Super’s (the “Fund”) nor Motor Trades Association of Australia Superannuation Fund Pty Ltd.’s (together with the Fund, each a “Reporting Person”) knowledge, no executive officer or director listed on Schedule 1 (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship

Motor Trades Association of Australia Superannuation Fund Pty Ltd. – Australian proprietary limited company.

Spirit Super – Australian regulated superannuation fund.

Item 3.	Sources and Amount of Funds or Other Consideration.

The total amount of funds used by the Fund to purchase the 1,985,640 Limited Liability Company Units (the “Units”) of TCW Spirit Direct Lending LLC (the “Issuer”) reported herein will be $198,546,000, which is the amount required to satisfy capital calls made by the Issuer with respect to the Units. With respect to capital calls made by the Issuer with respect to the Units, the Fund from time to time uses a subscription line of credit to fund such capital calls. The outstanding amounts with respect to the line of credit will be repaid promptly, by the Fund making a capital call to the holders of units of the Fund. Accordingly, all of such funds will be directly or indirectly derived from capital contributions of the Fund.

Item 4.	Purpose of Transaction

The Fund acquired the Units for investment purposes.

The Reporting Person may determine from time to time in the future, based on their evaluation of the business of the Issuer and other factors, to acquire or sell the Units, subject to the transfer restrictions of Issuer in the governing documents of the Issuer.

Except as stated in response to this Item 4, the Reporting Persons have no current plans or proposals with respect to the Issuer or its securities of the types enumerated in paragraphs (a) through (j) of the information for Item 4 of form Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The Fund, as a result of a subscription agreement, dated as of May 27, 2024 the Fund has agreed to purchase 1,985,640 Units (the “Subject Units”). Motor Trades Association of Australia Superannuation Fund Pty Ltd. serves as the trustee of the Fund.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Subject Units referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such Subject Units.

The percentages used herein are calculated based upon 1,985,650 Units issued and outstanding as of May 31, 2024, as confirmed by the Issuer.

(a)	Amount Beneficially Owned and Percentage of Class

Motor Trades Association of Australia Superannuation Fund Pty Ltd. - 1,985,640 Units; 99.9%

Spirit Super - 1,985,640 Units; 99.9%

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

Spirit Super - 1,985,640 Units

Motor Trades Association of Australia Superannuation Fund Pty Ltd. - 1,985,640 Units

(ii)	Shared power to vote or to direct the vote

(iii)	Sole power to dispose or to direct the disposition of

Spirit Super - 1,985,640 Units

Motor Trades Association of Australia Superannuation Fund Pty Ltd. - 1,985,640 Units

(iv)	Shared power to dispose or to direct the disposition of

(c)

In the past sixty days, pursuant to a subscription agreement, dated as of May 27, 2024, between the Fund and the Issuer, the Fund agreed to purchase 1,985,640 Units of the Issuer at $100 per share for a total purchase price of $198,564,000.

(d)	[Not applicable].

(e)	[Not applicable].

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

Items 3 and 4 are incorporated by reference. By acquiring Units through entry into subscription agreements with the Issuer, the Fund became a party to the amended and restated limited liability company agreement of the Issuer (the “A&R LLC Agreement”). The A&R LLC Agreement is by and among those persons who have entered into subscription agreements with the Issuer for the purchase of Units in the Issuer as members, or who are subsequently admitted to the Issuer as holders of Units. The A&R LLC Agreement sets forth the terms pursuant to which the Issuer will be operated and the rights and obligations of its members, including, but not limited to, the transfer and voting of Units. The foregoing description of the A&R LLC Agreement in this Item 6 is qualified in its entirety by reference to the full text of the A&R LLC Agreement included as Exhibit 99.1 and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

99.1	Amended and Restated Limited Liability Company Agreement of TCW Spirit Direct Lending LLC (incorporated by reference to Exhibit (a)(2) to theregistration statement on Issuer’s Form N-2 filed on May 30, 2024)

99.2	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 1, 2024

MOTOR TRADES ASSOCIATION OF AUSTRALIA SUPERANNUATION FUND PTY LTD. AS TRUSTEE FOR SPIRIT SUPER

By:	/s/ Ross Barry
Name: Ross Barry

SCHEDULE A-1

Directors and Executive Officers of Motor Trades Association of Australia Superannuation Fund Pty Limited.

The following table sets forth the names, business addresses and present principal occupation of each director and executive officer of Motor Trades Association of Australia Superannuation Fund Pty Ltd. Unless otherwise noted, the business address for each director listed below is c/o Motor Trades Association of Australia Superannuation Fund Pty Limited, GPO Box 1547, Hobart, TAS 7001, Australia. Unless otherwise noted, the business address for each executive officer listed below is Motor Trades Association of Australia Superannuation Fund Pty Limited, GPO Box 1547, Hobart, TAS 7001, Australia.

Name/Citizenship	Present Principal Occupation
Maria Wilton, Australian	Director

Geoffrey Lowe, Australian	Director

Tom Lynch, Australian	Director

John Mazengarb, Australian	Director

Jessica Mundy, Australian	Director

Anne O’Donnell, Australian	Director

Rhonda O’Donnell, Australian	Director

Susan Parr, Australian	Director

Peter Savige, Australian	Director

Andrew Dettmer, Australian	Director

Jason Murray, Australian	Chief Executive Officer

Kathleen Crawford, Australian	Chief Operations Officer

Ningning Lyons, Australian	Chief Strategy Officer

Ross Barry. Australian	Chief Investment Officer

Robyn Judd, Australian	Chief People and Culture Officer

May Lim, Australian	Acting Chief Financial Officer

Alex Mehl, Australian	Chief Technology Officer

Will Sadler, Australian	Chief Risk Officer